FILED PURSUANT TO RULE 424(b)(5)
SEC FILE NUMBER 333-162654

PROSPECTUS  SUPPLEMENT
(To prospectus dated December 11, 2009)

1,500,000 Shares
Common Stock
________________

We are selling 1,500,000 shares of common stock as described in this prospectus supplement and the accompanying prospectus.  Our common stock is listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “NYMT.” On June 27, 2011, the last reported sale price of our common stock on Nasdaq was $7.87 per share.

To preserve our status as a real estate investment trust, or REIT, for U.S. federal income tax purposes, we impose restrictions on the ownership and transfer of our common stock.  See “Description of Capital Stock—Restrictions on Ownership and Transfer” in the accompanying prospectus.

Investing in our common stock involves risks. You should carefully consider the risks described under “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the period ended March 31, 2011 before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us (1)
Per Share	$7.50	$0.375	$7.125
Total	$11,250,000	$562,500	$10,687,500
______________
(1)  Before deducting approximately $0.2 million in expenses payable by us.

We have granted the underwriter an option to purchase a maximum of 225,000 additional shares from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus supplement to cover over-allotments, if any.

We are offering the shares of common stock for sale on a firm commitment basis. The underwriter expects to deliver the shares of common stock to investors in this offering on or about July 1, 2011.
________________

Ladenburg Thalmann & Co. Inc.

The date of this prospectus supplement is June 28, 2011

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT	ii
FORWARD-LOOKING STATEMENTS	ii
INFORMATION INCORPORATED BY REFERENCE	iii
PROSPECTUS SUPPLEMENT SUMMARY	S-1
THE OFFERING	S-3
RISK FACTORS	S-4
USE OF PROCEEDS	S-4
CAPITALIZATION	S-5
ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS	S-6
UNDERWRITING	S-8
EXPERTS	S-10
LEGAL MATTERS	S-10

Prospectus

ABOUT THIS PROSPECTUS	ii
CERTAIN DEFINITIONS	ii
RISK FACTORS	1
FORWARD-LOOKING INFORMATION	1
OUR COMPANY	3
USE OF PROCEEDS	4
DESCRIPTION OF CAPITAL STOCK	4
CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER BYLAWS	14
FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT	19
PLAN OF DISTRIBUTION	38
CERTAIN LEGAL MATTERS	41
EXPERTS	41
WHERE YOU CAN FIND MORE INFORMATION	41
INCORPORATION BY REFERENCE OF INFORMATION FILED WITH THE SEC	41

________________

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in these documents. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. If anyone provides you with different, inconsistent or unauthorized information or representations, you must not rely on them. This prospectus supplement and the accompanying prospectus are an offer to sell only the securities offered by these documents, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in these documents is current only as of the respective dates of those documents or the dates that are specified therein.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

i

This prospectus supplement does not contain all of the information that is important to you. You should read the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus. Unless the context otherwise requires, in this prospectus supplement, the terms the “Company,” “we,” “our,” “us” or similar references refer to New York Mortgage Trust, Inc., a Maryland corporation. Unless expressly stated otherwise, the information set forth throughout this prospectus supplement assumes no exercise of the underwriter’s over-allotment option. See “Underwriting.”

FORWARD-LOOKING STATEMENTS

When used in this prospectus supplement, the accompanying prospectus, in future filings with the Securities and Exchange Commission, or the SEC, or in press releases or other written or oral communications, statements which are not historical in nature, including those containing words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “goal,” “objective,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, as such, may involve known and unknown risks, uncertainties and assumptions. These forward-looking statements may relate to, among other things, our expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently in our possession.  These beliefs, assumptions and expectations may change as a result of many possible events or factors, not all of which are known to us or are within our control.  If a change occurs, the performance of our portfolio and our business, financial condition, liquidity and results of operations may vary materially from those expressed, anticipated or contemplated in our forward-looking statements.  You should carefully consider these risks, along with the following factors that could cause actual results to vary from our forward-looking statements, before making an investment in our securities:

•	changes in our business and strategies;

•	our ability to successfully diversify our investment portfolio and identify suitable assets to invest in;

•
the effect of the Federal Reserve’s and the U.S. Treasury’s actions and programs, including future purchases or sales by the Federal Reserve or U.S. Treasury of residential mortgage-backed securities, or RMBS, that are issued or guaranteed by a federally chartered corporation, such as the Federal National Mortgage Association, or Fannie Mae, or the Federal Home Loan Mortgage Corporation, or Freddie Mac, or an agency of the U.S. government, such as the Government National Mortgage Association, or Ginnie Mae, which we refer to collectively as “Agency RMBS”, on the liquidity of the capital markets and the impact and timing of any further programs or regulations implemented by the U.S. Government or its agencies;

•	any changes in laws and regulations affecting the relationship between Fannie Mae, Freddie Mac or Ginnie Mae and the U.S. Government;

•	increased prepayments of the mortgages and other loans underlying our investment securities;

•	the volatility of the markets for our targeted assets;

•	increased rates of default and/or decreased recovery rates on our assets;

•	mortgage loan modification programs and future legislative action;

•	the degree to which our hedging strategies may or may not protect us from, or expose us to, credit, prepayment or interest rate risk;

•	changes in the availability, terms and deployment of capital;

•	changes in interest rates and interest rate mismatches between our assets and related borrowings;

•	our ability to maintain existing financing agreements, obtain future financing arrangements and the terms of such arrangements;

ii

•	changes in economic conditions generally and the mortgage, real estate and debt securities markets specifically;

•	legislative or regulatory changes;

•	changes to United States generally accepted accounting principles, or GAAP; and

•
the other important factors identified, or incorporated by reference in this prospectus supplement or the accompanying prospectus, including, but not limited to those under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures about Market Risk” in our Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the period ended March 31, 2011, and those described under the caption “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the period ended March 31, 2011.

We cannot guarantee future results, levels of activity, performance or achievements.  You should not place undue reliance on forward-looking statements, which apply only as of the date on which they are made.  Except as obligated by law, we do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth or incorporated by reference in this prospectus supplement or the accompanying prospectus to reflect new information, future events or otherwise.

INFORMATION INCORPORATED BY REFERENCE

This prospectus supplement and the accompanying prospectus are part of a registration statement that we have filed with the SEC. The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement and accompanying prospectus is terminated will automatically update and, where applicable, supersede any information contained or incorporated by reference in this prospectus supplement and accompanying prospectus. We incorporate by reference into this prospectus supplement and the accompanying prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	Our Current Reports on Form 8-K filed with the SEC on March 4, 2011, March 18, 2011, May 13, 2011 and May 31, 2011;

•	Our Definitive Proxy Statement on Schedule 14A filed on March 29, 2011; and

•	Our Form 8-A filed on June 3, 2008.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus are delivered, upon his or her written or oral request, a copy of any or all documents referred to above that have been or may be incorporated by reference into this prospectus supplement and the accompanying prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request those documents from us by contacting: Corporate Secretary, New York Mortgage Trust, Inc., 52 Vanderbilt Avenue, Suite 403, New York, New York 10017, telephone: (212) 792-0107.

iii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all of the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” and the documents incorporated by reference herein before making an investment decision.

Our Company

We are a real estate investment trust, or REIT, in the business of acquiring, investing in, financing and managing primarily mortgage-related assets. Our principal business objective is to generate net income for distribution to our stockholders resulting from the spread between the interest and other income we earn on our interest-earning assets and the interest expense we pay on the borrowings that we use to finance our leveraged assets and our operating costs, which we refer to as our net interest income. We intend to achieve this objective by investing in a broad class of mortgage-related and financial assets that in aggregate will generate what we believe are attractive risk-adjusted total returns for our stockholders. Our targeted assets currently include:

●  Agency RMBS;
●  RMBS backed by prime jumbo and Alternative A-paper mortgage loans, which we sometimes refer to as non-Agency RMBS;
●  prime adjustable-rate mortgage, or ARM, loans held in securitization trusts; and
●  commercial mortgage-backed securities, or CMBS, commercial mortgage loans and other commercial real estate-related debt investments.

We also may opportunistically invest in various other types of mortgage-related and financial assets that we believe will compensate us appropriately for the risks associated with them, including, among other things, certain non-rated residential mortgage assets, collateralized loan obligations and certain mortgage-related derivatives.  Subject to maintaining our qualification as a REIT, we also may invest in corporate debt or equity securities that may or may not be related to real estate.

Prior to 2009, our investment portfolio was primarily comprised of Agency RMBS, certain non-Agency RMBS originally rated in the highest rating category by two rating agencies and prime ARM loans held in securitization trusts.  The prime ARM loans held in our four securitization trusts were purchased from third parties or originated by us through our wholly-owned taxable REIT subsidiary, Hypotheca Capital, LLC, or Hypotheca.  In early 2009, we commenced a repositioning of our investment portfolio to transition the portfolio from one primarily focused on leveraged Agency RMBS and prime ARM loans held in securitization trusts, which primarily involve interest rate risk, to a more diversified portfolio that includes elements of credit risk with reduced leverage.  We believe this strategy will enable us to construct a diversified investment portfolio designed to provide attractive risk-adjusted returns across a variety of market conditions and economic cycles.  We further believe that this approach, together with our Midway Residential Mortgage Portfolio strategy and commercial mortgage portfolio strategy, will better position us to capitalize on attractive investment opportunities created by market dislocations for these assets. See “―Recent Developments” below. We expect that certain of these targeted assets may permit us to potentially utilize part of a significant net operating loss carry-forward held by Hypotheca, subject to certain limitations under the Internal Revenue Code of 1986, as amended, or Internal Revenue Code.

We have elected to be taxed as a REIT and have complied, and intend to continue to comply, with the provisions of the Internal Revenue Code with respect thereto. Accordingly, we do not expect to be subject to federal income tax on our REIT taxable income that we currently distribute to our stockholders if certain asset, income and ownership tests and recordkeeping requirements are fulfilled.  However, even if we maintain our qualification as a REIT, we may be subject to some federal, state and local taxes on our income generated in our taxable REIT subsidiary.

Our principal executive offices are located at 52 Vanderbilt Avenue, Suite 403, New York, New York 10017, and our telephone number is (212) 792-0107. Our website is www.nymtrust.com. The information on our website is not, and should not be interpreted to be, part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Second Quarter 2011 Common Stock Dividend

On May 31, 2011, our Board of Directors declared a cash dividend of $0.22 per share of common stock for the quarter ending June 30, 2011, which was paid on June 27, 2011, to stockholders of record as of June 10, 2011. Purchasers of common stock in this offering will not receive the cash dividend paid on June 27, 2011.  This second quarter of 2011 common stock dividend represents an increase of $0.04 per share over the common stock dividend paid by us for the first quarter of 2011.

Initial Funding of Midway Residential Mortgage Portfolio Managed by The Midway Group

On February 11, 2011, we entered into an investment management agreement with The Midway Group, L.P., or Midway, pursuant to which Midway serves as investment manager of a separate account established and owned by us.  We refer to this separate account as the Midway Residential Mortgage Portfolio and to our investment strategy related to this account as our Midway Residential Mortgage Portfolio strategy.

On February 28, 2011, we provided $24.5 million of initial funding to the Midway Residential Mortgage Portfolio.  As of May 5, 2011, we had provided an additional $10.0 million of funding to the Midway Residential Mortgage Portfolio and we expect to contribute additional capital to the Midway Residential Mortgage Portfolio in the future, subject to various conditions.  For more information regarding our Midway Residential Mortgage Portfolio strategy, including our investment, financing and hedging strategies for this portfolio, see “Item 1 — Business” in our Annual Report on Form 10-K for the year ended December 31, 2010 and the information included in our periodic reports and other documents that are incorporated by reference into this prospectus supplement.

Commercial Mortgage Portfolio Strategy

On April 11, 2011, we announced that one of our wholly-owned subsidiaries, RB Commercial Mortgage LLC, or RBCM, had entered into a multi-year investment management agreement with RiverBanc LLC, or RiverBanc.  Under the terms of this investment management agreement, RiverBanc will source, structure and manage investments secured by commercial real estate that will be funded by RBCM on a flow basis.  The investment program is expected to provide both mezzanine loans and preferred equity for all commercial property types on a nationwide basis.  RiverBanc will focus on middle market opportunities and pursue on behalf of RBCM transactions in amounts as low as $2 million secured by properties valued at $10 million or greater.  RBCM will also participate in structured investments such as the acquisition of seasoned or distressed loan portfolios, net leased properties or subordinate CMBS.  For more information regarding our commercial mortgage portfolio strategy, see “Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the period ended March 31, 2011.

THE OFFERING

Common stock offered	1,500,000 shares

Shares outstanding after the offering (1)	10,950,599 shares

Use of proceeds
We expect to use the net proceeds of this offering to acquire certain of our target assets, including commercial mortgage loans, CMBS and Agency RMBS.  With respect to the net proceeds that will be used to acquire Agency RMBS, we expect then to borrow against the Agency RMBS through repurchase agreements and to use the proceeds of the borrowings to acquire additional Agency RMBS. We may also use net proceeds for general working capital purposes. See “Use of Proceeds” below.

Listing	Our common stock is listed on The Nasdaq Capital Market under the symbol “NYMT.”

Dividend Policy
We intend to pay quarterly dividends and to make distributions to our common stockholders in amounts such that all or substantially all of our REIT taxable income in each year, subject to certain adjustments, is distributed.   We have not, however, established a minimum dividend payment level for shares of our common stock. All distributions to holders of our common stock will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time.  There are no assurances of our ability to pay dividends in the future at the current rate or at all. See “Risk Factors.”  Purchasers of common stock in this offering will not receive the cash dividend paid by us on June 27, 2011.

Ownership Restrictions
Our charter provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either (i) more than 5.0% in value of our outstanding shares of capital stock or (ii) more than 5.0% in value or in number of shares, whichever is more restrictive, of our outstanding common stock. Our Board of Directors has discretion to grant exemptions from the 5.0% ownership limitation, subject to such terms and conditions as it deems appropriate. These restrictions on ownership of our common stock and capital stock are intended to preserve our qualification as a REIT for U.S. federal income tax purposes. See “Description of Capital Stock — Restrictions on Ownership and Transfer” and “Federal Income Tax Consequences of Our Status as a REIT” in the accompanying prospectus.

Risk factors
An investment in our common stock is subject to risks. Please refer to “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

(1) Does not include 225,000 additional shares of common stock reserved for issuance under our 2010 Stock Incentive Plan.

RISK FACTORS

Investing in our shares of common stock involves a high degree of risk. Please see the risk factors beginning on page 20 of our Annual Report on Form 10-K for the year ended December 31, 2010 and on page 56 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which are incorporated by reference into this prospectus supplement. Such risks are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect us. The risks described could affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment. You should carefully consider the risks described in these reports, as well as other information and data set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before making an investment decision with respect to the shares of common stock.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 1,500,000 shares of our common stock in this offering will be approximately $10.5 million (or approximately $12.1 million if the underwriter fully exercises the over-allotment option) after deducting underwriting discounts and commissions of approximately $0.6 million (or approximately $0.6 million if the underwriter fully exercises the over-allotment option), and estimated offering expenses of approximately $0.2 million payable by us.

We expect to use the net proceeds of this offering to acquire certain of our target assets, including commercial mortgage loans, CMBS and Agency RMBS.  With respect to the net proceeds that will be used to acquire Agency RMBS, we expect then to borrow against the Agency RMBS through repurchase agreements and to use the proceeds of the borrowings to acquire additional Agency RMBS. We may also use net proceeds for general working capital purposes.

Pending these uses, we intend to maintain the net offering proceeds in interest-bearing, short-term, marketable investment grade securities or money market accounts or (interest or non-interest bearing) checking (or escrow) accounts that are consistent with our intention to qualify as a REIT. These investments may include, for example, government securities other than agency securities, certificates of deposit and interest-bearing bank deposits. These investments are expected to provide a lower net return than we will seek to achieve from our target assets.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of March 31, 2011:

•	on an actual basis; and

•
on an as adjusted basis, after giving effect to the sale of 1,500,000 shares of common stock in this offering at $7.50 per share and the receipt of the total net proceeds of approximately $10.5 million from this offering (assuming no exercise of the underwriter’s over-allotment option).

	As of March 31, 2011
	Actual	As Adjusted (1)
	(Dollars in thousands) unaudited

Cash and cash equivalents	$8,436	$18,909

Debt:
Financing arrangements, portfolio investments	$46,563	$46,563
Securities sold short, at fair value	81,918	81,918
Collateralized debt obligations	215,260	215,260
Subordinated debentures	45,000	45,000
Total debt	388,741	388,741

Stockholders' equity
Common stock, $0.01 par value, 400,000,000 shares authorized, 9,442,537 shares issued and outstanding actual and 10,942,537 shares issued and outstanding as adjusted (2)	94	109
Additional paid-in capital	133,668	144,126
Accumulated other comprehensive income	19,574	19,574
Accumulated deficit	(82,125)	(82,125)
Total stockholders’ equity	71,211	81,864
Total capitalization	$459,952	$470,425
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(1) Does not reflect (i) the payment in April 2011 of our quarterly dividend relating to the quarter ended March 31, 2011 or (ii) the quarterly dividend relating to the quarter ending June 30, 2011 that was paid on June 27, 2011.

(2) The as adjusted amount excludes 8,062 shares of common stock issued to our independent directors subsequent to March 31, 2011.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain additional federal income tax considerations with respect to the ownership of our common stock. This summary supplements and should be read together with “Federal Income Tax Consequences of Our Status as a REIT” beginning on page 19 of the accompanying prospectus.

In connection with this offering, Hunton & Williams LLP is rendering an opinion that we qualified to be taxed as a REIT for our taxable years ended December 31, 2004 through December 31, 2010, and our organization and current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 2011 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, and is not binding upon the Internal Revenue Service (“IRS”) or any court. In addition, Hunton & Williams LLP’s opinion is based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “Federal Income Tax Consequences of Our Status as a REIT—Failure to Qualify”.

Recently Enacted Legislation

On March 18, 2010, the President signed into law the Hiring Incentives to Restore Employment Act of 2010, or the HIRE Act. On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act.   Finally, on December 17, 2010, the President signed into law the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, or the Jobs Creation Act. The descriptions below describe the impact of the HIRE Act, the Reconciliation Act and the Jobs Creation Act on certain U.S. and Non-U.S. holders of our common stock.

Taxation of Taxable U.S. Stockholders

Pursuant to the HIRE Act, for taxable years beginning after December 31, 2012, a U.S. withholding tax at a 30% rate will be imposed on dividends and proceeds of sale in respect of our common stock received by U.S. stockholders who own their common stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. We will not pay any additional amounts in respect of any amounts withheld.

Pursuant to the Reconciliation Act, for taxable years beginning after December 31, 2012, certain U.S. stockholders who are individuals, estates or trusts will be required to pay a 3.8% Medicare tax on dividends on, and capital gains from the sale or other disposition of, our common stock, subject to certain exceptions. U.S. stockholders should consult their tax advisors regarding the effect, if any, of the Reconciliation Act on their ownership and disposition of our common stock.

Taxation of Non-U.S. Stockholders

Pursuant to the HIRE Act, for taxable years beginning after December 31, 2012, a U.S. withholding tax at a 30% rate will be imposed on dividends and proceeds of sale in respect of our common stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described in the accompanying prospectus are subject to a sunset provision. The Jobs Creation Act prevented an expiration of current federal income tax rates on December 31, 2010 by amending the sunset provisions such that they will take effect on December 31, 2012. The amended sunset provisions generally provide that for taxable years beginning after December 31, 2012, certain provisions that are currently in the Internal Revenue Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for long-term capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% tax rate to qualified dividend income, and certain other tax rate provisions in the accompanying prospectus. Prospective stockholders are urged to consult their tax advisors regarding the effect of sunset provisions on an investment in our common stock.

UNDERWRITING

In accordance with the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriter named below, and the underwriter has agreed to purchase from us, on a firm commitment basis the shares offered in this offering set forth its name below:

Underwriters	Number of Shares
Ladenburg Thalmann & Co. Inc.	1,500,000
Total	1,500,000

A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

We have been advised by the underwriter that the underwriter proposes to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement. Any shares sold by the underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of $0.225 per share.

The underwriting agreement provides that the underwriter's obligations to purchase the shares are subject to conditions contained in the underwriting agreement. The underwriter is obligated to purchase and pay for all of the shares offered by this prospectus other than those covered by the over-allotment option, if any of these securities are purchased.

Underwriting Discount

The following table summarizes the underwriting discount to be paid to the underwriter by us.

	Total, Without Over-allotment	Total, With Over-allotment
Underwriting discount to be paid to the underwriter by us for the shares (5.0% of gross proceeds)	$562,500	$646,875

The expenses of the offering, exclusive of the underwriting discount, are estimated at approximately $215,000 and payable by us.  We have agreed to reimburse Ladenburg Thalmann & Co. Inc. up to $75,000 for all reasonable out-of-pocket expenses actually incurred by Ladenburg Thalmann & Co. Inc., including the reasonable fees of its counsel, in connection with this offering.  This amount is included in our estimated total expenses of the offering set forth above.

We are not under any contractual obligation to engage the underwriter to provide investment banking, lending, asset management or financial advisory services to us in the future.  If the underwriter provides such services to us after this offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in an arm's length negotiation.  However, we will not enter into any agreement with the underwriter, nor will we pay any fees for such services to the underwriter, prior to the date which is 90 days after the date of this offering, unless the Financial Industry Regulatory Authority, Inc. determines that such payment would not be deemed underwriter's compensation in connection with the offering.

Over-allotment Option

We have granted to the underwriter an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 225,000 shares at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus supplement. The underwriter may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares are purchased pursuant to the over-allotment option, the underwriter will offer these additional shares on the same terms as those on which the other shares are being offered hereby.

Lock-Ups

We have agreed that we will not  directly or indirectly, issue, sell, offer, agree to sell, contract or grant any option to sell (including, without limitation, pursuant to any short sale),  pledge, make any short sale of, maintain any short position with respect to, transfer, establish or maintain an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, enter into any swap, derivative transaction or other arrangement (whether such transaction is to be settled by delivery of our common stock, other securities, cash or other consideration) that transfers to another, in whole or in part, any of the economic consequences of ownership, or otherwise dispose of any shares of  our common stock, options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock, or publicly disclose the intention to take any such action, without, in each case, the prior written consent of Ladenburg Thalmann & Co. Inc. for a period of 30 days after the date of this prospectus.  However, we may, during this 30-day “lock-up” period, (a) grant common stock-based awards to our directors under our existing 2010 Stock Incentive Plan and (b) file any amendments to the registration statement of which this prospectus supplement forms a part.

Each of our directors and executive officers has agreed that they will not sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of any legal or beneficial interest in any shares  of our common stock, enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Ladenburg Thalmann & Co. Inc. for a period of 30 days after the date of this prospectus. However, each of our directors and executive officers may transfer or dispose of our shares during this 30-day “lock-up” period, provided, that (i) such transfer shall not involve a disposition for value, (ii) the transferee agrees to be bound in writing by the restrictions set forth in this paragraph for the remainder of the 30-day “lock-up” period prior to such transfer, and (iii) no filing by the transferor or transferee under the Exchange Act is required or voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the 30-day “lock-up” period).

Stabilization, Short Positions and Penalty Bids

The underwriter may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

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Over-allotment involves sales by the underwriter of shares and/or warrants in excess of the number of shares and warrants the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares and/or warrants over-allotted by an underwriter is not greater than the number of shares and/or warrants that it may purchase in the over-allotment option. In a naked short position, the number of shares and/or warrants involved is greater than the number of shares and/or warrants in the over-allotment option. An underwriter may close out any short position by exercising its over-allotment option, in whole or in part, or purchasing shares and/or warrants in the open market.

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Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities needed to close out the short position, the underwriter will consider, among other things, the price of the securities available for purchase in the open market as compared to the price at which it may purchase the securities through the over-allotment option. If the underwriter sells more securities than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

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Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq, in the over-the-counter market or on any trading market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transactions, once commenced, will not be discontinued without notice.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make with respect to any of these liabilities.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on websites maintained by the underwriter as selling group member, and the underwriter or selling group member may distribute the prospectus supplement and accompanying prospectus electronically.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said report.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Hunton & Williams LLP, and for the underwriter by Graubard Miller.

PROSPECTUS

$50,000,000

Common Stock

________________

We may offer and sell, from time to time, in one or more offerings, shares of common stock described in this prospectus. The aggregate initial offering price of the common stock that we offer will not exceed $50,000,000. We may offer and sell these shares of common stock to or through one or more underwriters, dealers and agents, or directly, on a continuous or delayed basis.

The specific terms of any shares of common stock to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. This prospectus may not be used to sell any of the shares of common stock unless it is accompanied by a prospectus supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement.

Our shares of common stock are listed on the NASDAQ Capital Market under the symbol “NYMT.”  The last reported sale price of our common stock on the NASDAQ Capital Market on December 3, 2009, was $6.95 per share.

The aggregate market value of our outstanding common stock held by non-affiliates is approximately $54.4 million based on the last reported sale price of our common stock on the NASDAQ Capital Market on December 3, 2009. We have not offered any of our common stock pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus.

To assist us in qualifying as a real estate investment trust, or REIT, for federal income tax purposes, ownership of our capital stock by any person is generally limited to 5.0% in value or in number of shares, whichever is more restrictive, of any class or series of the outstanding shares of our capital stock. In addition, our charter contains various other restrictions on the ownership and transfer of our common stock, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Investing in our common stock involves substantial risks. See “Risk Factors” in our most recent Annual Report on Form 10-K, which is incorporated by reference herein, as updated and supplemented by our periodic reports and other information that we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 11, 2009.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process.  This prospectus provides you with a general description of the common stock we may issue and sell and the manner in which we may offer these securities.  Each time we issue and sell shares of common stock from the registration statement of which this prospectus forms a part, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may add, update or change information in this prospectus.  If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely solely on the information in the prospectus supplement.  You should read both this prospectus and the prospectus supplement applicable to any offering, together with the additional information described under the heading “Incorporation by Reference of Information Filed With the SEC” below.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

CERTAIN DEFINITIONS

References in this prospectus to “we,” “our,” “us” and “our company” refer to New York Mortgage Trust, Inc., including, as the context requires, our direct and indirect subsidiaries.

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RISK FACTORS

Investing in our common stock involves substantial risks, including the risk that you might lose your entire investment. Any one of the risk factors discussed, or other factors, could cause actual results to differ materially from expectations and could adversely affect our business, financial condition and results of operations. These risks are interrelated, and you should treat them as a whole. The risks described are not the only risks that may affect us. Additional risks and uncertainties not presently known to us or not identified, may also materially and adversely affect our business, financial condition and results of operations. Before making an investment decision, you should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K, as updated and supplemented by any risk factors in our other SEC filings incorporated by reference herein, in addition to the other information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statements referred to in “Forward-Looking Information” below.

FORWARD-LOOKING INFORMATION

This prospectus and the information incorporated by reference into it contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “estimates,” “intends,” “plans,” “projects,” “may”, “will” and words of similar import. Any projection of revenues, earnings or losses, capital expenditures, distributions, capital structure or other financial terms is a forward-looking statement.  Certain statements regarding the following particularly are forward-looking in nature:

•	our business strategy;

•	future performance, developments, market forecasts or projected dividends;

•	projected investments, rates of return, acquisitions or joint ventures; and

•	projected capital expenditures.

It is important to note that the description of our business is a statement about our operations as of a specific point in time.  It is not meant to be construed as an investment policy, and the types of assets we hold, the amount of leverage we use, the liabilities we incur and other characteristics of our assets and liabilities are subject to reevaluation and change without notice.

Our forward-looking statements are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us.  Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that might cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements.  Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	our portfolio and operating strategy may be changed or modified by our management without advance notice to you, and we may suffer losses as a result of such modifications or changes;

•	our ability to successfully implement and grow our alternative investment strategy and to identify suitable alternative investments;

•	market changes in the terms and availability of repurchase agreements used to finance our investment portfolio activities;

•	interest rate mismatches between our interest-earning assets and our borrowings used to fund those assets;

•	changes in interest rates and mortgage prepayment rates;

•	changes in the financial markets and economy generally, including the continued or accelerated deterioration of the U.S. economy;

•	effects of interest rate caps on our adjustable-rate or hybrid adjustable-rate RMBS;

•	the degree to which our hedging strategies may or may not protect us from interest rate volatility;

•	potential impacts of our leveraging policies on our net income and cash available for distribution;

•	our board's ability to change our operating policies and strategies without notice to you or stockholder approval;

•	our ability to manage, minimize or eliminate liabilities stemming from our discontinued mortgage origination business;

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actions taken by the U.S. and foreign governments, central banks and other governmental and regulatory bodies for the purpose of stabilizing the financial credit and housing markets, and economy generally, including loan modification programs;

•	changes to the nature of the guarantees provided by the Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac; and

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the other important factors described in this prospectus under the caption “Risk Factors,” and in Part I, Item 1A of our most recent Annual Report on Form 10-K, as updated and supplemented  by the various other factors identified in or incorporated by reference into this prospectus and any other documents filed by us with the SEC.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the events described by our forward-looking events might not occur.  We qualify any and all of our forward-looking statements by these cautionary factors.  In addition, you should carefully review the risk factors described in other documents we file from time to time with the SEC.  See “Where You Can Find More Information” below.

OUR COMPANY

General

We are a self-advised REIT that is in the business of acquiring and managing primarily real estate-related assets, including residential adjustable-rate, hybrid adjustable-rate and fixed-rate mortgage-backed securities, or RMBS, for which the principal and interest payments are guaranteed by a U.S. Government agency, such as the Government National Mortgage Association, or Ginnie Mae, or a U.S. Government-sponsored entity, such as the Federal National Mortgage Association, or Fannie Mae, or the Federal Home Loan Mortgage Corporation, or Freddie Mac, which we refer to as “Agency RMBS,” and prime credit quality residential adjustable-rate mortgage loans, or “prime ARM loans.”  We also acquire and manage, although to a lesser extent, certain alternative real estate-related and financial assets that present greater credit risk and less interest rate risk than our investments in Agency RMBS and prime ARM loans, such as non-Agency RMBS and certain non-rated residential mortgage assets, commercial mortgage-backed securities, commercial real estate loans, collaterialized loan obligations and other similar investments.  We sometimes refer to our acquisition and management of Agency RMBS, prime ARM loans and certain legacy non-Agency RMBS as our “principal investment strategy” and investments in certain alternative real estate-related and financial assets that present greater credit risk as our “alternative investment strategy” and such assets as our “alternative assets.”  Our alternative investment strategy is currently managed by Harvest Capital Strategies LLC, or HCS (formerly known as JMP Asset Management LLC), an affiliate of JMP Group Inc., pursuant to an advisory agreement between our company and HCS.  We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2004.

Our principal business objective is to generate net income for distribution to our stockholders resulting from the spread between the interest and other income we earn on our interest-earning assets and the interest expense we pay on the borrowings that we use to finance these assets, which we refer to as our net interest income.  We intend to achieve this objective by investing in a broad class of real estate-related and financial assets to construct an investment portfolio that is designed to achieve attractive risk-adjusted returns and that is structured to comply with the various federal income tax requirements for REIT status and to maintain our exemption from registration under the Investment Company Act of 1940, as amended, or Investment Company Act.  Because we intend to continue to qualify as a REIT and to maintain our exemption from registration under the Investment Company Act, we will be required to invest a substantial majority of our assets in qualifying real estate assets, such as Agency RMBS, mortgage loans and other liens on and interests in real estate.

Corporate Offices

We are a Maryland corporation that was formed in 2003.  Our principal offices are located at 52 Vanderbilt Avenue, Suite 403, New York, New York  10017 and our telephone number is (212) 792-0107.  Our web site address is http://www.nymtrust.com.  The information at or connected to our web site does not constitute a part of this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement to this prospectus used for a specific offering of common stock, we intend to use the net proceeds from the sale of common stock offered by this prospectus to finance the acquisition of Agency RMBS, non-Agency RMBS and other alternative assets, subject to maintaining our REIT qualification and our Investment Company Act exemption.

We may also use the net proceeds for other general corporate purposes such as repayment of outstanding indebtedness (including indebtedness to our affiliates), working capital, and for liquidity needs. Pending any such uses, we may invest the net proceeds from the sale of any securities in interest-bearing short-term investments, including money market accounts that are consistent with our treatment as a REIT, or may use them to reduce short term indebtedness.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law, our charter and our bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.  See “Where You Can Find More Information” above.

General

Our charter provides that we may issue up to 400,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share, including up to 2,000,000 shares of our Series A Preferred Stock. As of September 30, 2009, 9,419,094 shares of common stock and 1,000,000 shares of Series A Preferred Stock were issued and outstanding. Under Maryland law, our stockholders are not generally liable for our debts or obligations. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of shares of capital stock of any class or series that we have the authority to issue, without your approval.

 Voting Rights of Common Stock

Subject to the provisions of our charter regarding restrictions on the transfer and ownership of shares of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of our stock, the holders of our common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the sum of our outstanding shares of common stock and outstanding shares of Series A Preferred Stock, on an “as-converted” basis, voting together as a single class, can elect all of the directors then standing for election. Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, or engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval by a majority of all the votes entitled to be cast on the matter for the matters described in the preceding sentence.

Dividends, Liquidation and Other Rights

All of our outstanding shares of common stock are duly authorized, fully paid and nonassessable. Holders of our shares of common stock are entitled to receive dividends when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. They also are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer and ownership of our stock.

Holders of our shares of common stock have no appraisal, preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of capital stock contained in our charter and to the ability of the board of directors to create shares of common stock with differing voting rights, all shares of common stock have equal dividend, liquidation and other rights.

Our charter also authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into any other classes or series of classes of our stock, as discussed below, to establish the number of shares in each class or series and to set the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for you or otherwise be in your best interest.

Preferred Stock

Our charter authorizes our board of directors to reclassify any unissued shares of common stock into preferred stock, to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series of preferred stock previously authorized by our board of directors. Prior to issuance of shares of each class or series of preferred stock, our board of directors is required by Maryland law and our charter to fix, subject to our charter restrictions on transfer and ownership, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for you or otherwise be in your best interest.

In connection with our issuance and sale of 1,000,000 shares of our Series A Preferred Stock on January 18, 2008, we filed Articles Supplementary to our charter designating the terms of the Series A Preferred Stock with the Maryland State Department of Assessment and Taxation. On May 27, 2008, we completed a one-for-two reverse stock split on shares of our common stock. The following summary describes the terms of the Series A Preferred Stock after giving effect to the completion of the one-for-two reverse stock split on shares of our common stock. The following summary of the terms of our Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Articles Supplementary to our charter, which is filed as an exhibit to this registration statement.

Series A Preferred Stock

Rank

The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, ranks: (a) prior or senior to any class or series of common stock of our company and any other class or series of equity securities of our company, if the holders of Series A Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series, or junior stock; (b) on a parity with any class or series of equity securities of our company if, pursuant to the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the Series A Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other, or parity stock; (c) junior to any class or series of equity securities of our company if, pursuant to the specific terms of such class or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series A Preferred Stock, or senior stock; and (d) junior to all existing and future indebtedness of our company. The term “equity securities” does not include convertible debt securities, which will rank senior to the Series A Preferred Stock prior to conversion.

Dividends

Holders of shares of Series A Preferred Stock are entitled to receive, when and as authorized by the board of directors and declared by our company, out of funds legally available for the payment of distributions, cumulative preferential quarterly cash dividends at the rate of the greater of (i) two and one half percent (2.5%) per quarter of the $20.00 per share liquidation preference of the Series A Preferred Stock (equivalent to a fixed annual amount of $2.00 per share) or (ii) the quotient of the quarterly dividend declared by our company on shares of our common stock divided by the conversion price (defined below). Dividends accumulate on a daily basis and are payable quarterly in arrears on or before the last day of each January, April, July and October of each year (each such day being hereinafter called a Dividend Payment Date) to holders of record of the Series A Preferred Stock at the close of business on the last business day of March, June, September and December immediately preceding such Dividend Payment Date. The first dividend was payable based on a full quarter and was paid on April 30, 2009 to stockholders of record as of March 31, 2008. Any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360-day year. Holders of Series A Preferred Stock shall not be entitled to receive any dividends in excess of cumulative dividends on the Series A Preferred Stock and no interest shall be paid in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

When dividends are not paid in full upon the Series A Preferred Stock or any other class or series of parity stock, all dividends declared upon the Series A Preferred Stock and any other class or series of parity stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series A Preferred Stock and the parity stock. Except as set forth in the preceding sentence, unless dividends on the Series A Preferred Stock equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment for all past dividend periods, no dividends will be declared or paid or set aside for payment by us with respect to any class or series of parity stock. Unless full cumulative dividends on the Series A Preferred Stock have been paid or declared and set apart for payment for all past dividend periods, no dividends (or other cash or property) will be declared or paid or set apart for payment by us with respect to any shares of junior stock, nor shall any shares of junior stock be redeemed, purchased or otherwise acquired (except for purposes of an employee benefit plan) for any consideration. Notwithstanding the above, we are not prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares of parity stock or (ii) redeeming, purchasing or otherwise acquiring any parity stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a real estate investment trust, or REIT, under the Internal Revenue Code.

No dividends on shares of Series A Preferred Stock may be declared by our board of directors or paid or set apart for payment by us at such time as the terms and provisions of any agreement of our company prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, before any payment or distribution by us shall be made to or set apart for the holders of any shares of junior stock, the holders of shares of Series A Preferred Stock will be entitled to receive a liquidation preference of $20.00 per share, or the Liquidation Preference, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders. Until the holders of the Series A Preferred Stock have been paid the Liquidation Preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of junior stock upon the liquidation, dissolution or winding up of our company.

If upon any liquidation, dissolution or winding up of our company, our assets, or proceeds thereof, distributable among the holders of Series A Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of parity stock, then such assets, or the proceeds thereof, will be distributed among the holders of Series A Preferred Stock and any such other holder of parity stock ratably in the same proportion as the respective amounts that would be payable on the Series A Preferred Stock and any such other parity stock if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of our company shall not include a consolidation or merger of our company with one or more corporations, a sale, lease, conveyance or transfer of all or substantially all of our assets or business, or a statutory share exchange.

Upon any liquidation, dissolution or winding up of our company, after payment has been made in full to the holders of Series A Preferred Stock and any holders of parity stock, any other series or class or classes of junior stock will be entitled to receive any and all assets remaining to be paid or distributed.

Redemption

Except as set forth below under “Special Optional Redemption by Company” or certain other exceptions, the Series A Preferred Stock is not redeemable prior to December 31, 2010. To the extent any shares of the Series A Preferred Stock are not converted into shares of our common stock as set forth below, we will redeem the Series A Preferred Stock, in whole but not in part, on or about December 31, 2010 at a cash redemption price equal to 100% of the Liquidation Preference, plus all accrued and unpaid dividends to the date fixed for redemption, or the redemption date. If full cumulative dividends on all outstanding shares of Series A Preferred Stock have not been paid or declared and set apart for payment, no shares of Series A Preferred Stock may be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed.

Special Optional Redemption by Company

 At any time following a Change of Control Optional Conversion Termination Date (as defined in the Articles Supplementary), we will have the option upon written notice to the holders of record of the then outstanding shares of Series A Preferred Stock (in accordance with the notice requirements provided in the Articles Supplementary) to redeem the then outstanding shares of Series A Preferred Stock, in whole but not in part, within 90 days after the Change of Control Optional Conversion Termination Date, for a cash redemption price equal to 100% of the Liquidation Preference, plus all accrued and unpaid dividends to the redemption date. Upon any redemption of the Series A Preferred Stock pursuant to this special optional redemption by our company, we will pay any accrued and unpaid dividends to the redemption date, whether or not authorized, unless the redemption date falls after a dividend payment record date and prior to the corresponding Dividend Payment Date, in which case each holder of the Series A Preferred Stock at the close of business on such dividend payment record date will be entitled to the distribution payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before the Dividend Payment Date. A “change of control” has the meaning ascribed to it in the Articles Supplementary.

Conversion

Optional Conversion

Subject to the requirements set forth in the Articles Supplementary for such conversion, a holder of any shares of the Series A Preferred Stock has the right, at its option, to convert all or any portion of its outstanding Series A Preferred Stock, or the Optional Conversion Right, into the number of fully paid and non-assessable shares of our common stock at a conversion rate of one share of common stock per $8.00 liquidation preference, or the Conversion Rate, which is equivalent to a conversion price of approximately $8.00 per share of our common stock, or the Conversion Price (subject to adjustment as described below). Such holder shall surrender to us such shares of Series A Preferred Stock to be converted in accordance with the provisions set forth in the Articles Supplementary.

If a holder of shares of Series A Preferred Stock exercises its Optional Conversion Right, upon delivery of the Series A Preferred Stock for conversion, those shares of Series A Preferred Stock shall cease to cumulate dividends as of the end of the day immediately preceding the conversion date (as defined in the Articles Supplementary) and the holder shall not receive any cash payment representing accrued and unpaid dividends of the Series A Preferred Stock, except in those limited circumstances discussed below. Except as provided below, we will make no payment for accrued and unpaid dividends, whether or not in arrears, on the Series A Preferred Stock converted at a holder’s election pursuant to a conversion right, or for dividends on shares of our common stock issued upon such conversion:

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if we receive a conversion notice after the Dividend Record Date but prior to the corresponding Dividend Payment Date, the holder on the Dividend Record Date shall receive on that Dividend Payment Date accrued dividends on those shares of Series A Preferred Stock, notwithstanding the conversion of those shares of Series A Preferred Stock prior to that Dividend Payment Date; provided, however, that at the time that such holder surrenders the Series A Preferred Stock for conversion, the holder shall pay to us an amount equal to the dividend that has accrued and that shall be paid on the related Dividend Payment Date; and

•
a holder of shares of Series A Preferred Stock on a Dividend Record Date who exercises its Optional Conversion Right and converts such Series A Preferred Stock into our common stock on or after the corresponding Dividend Payment Date shall be entitled to receive the dividend payable on such Series A Preferred Stock on such Dividend Payment Date, and the converting holder need not include payment of the amount of such dividend upon surrender for conversion of the Series A Preferred Stock.

However, if we receive a conversion notice before the close of business on a Dividend Record Date, the holder shall not be entitled to receive any portion of the dividend payable on such converted Series A Preferred Stock on the corresponding Dividend Payment Date.

Mandatory Conversion

Each outstanding share of Series A Preferred Stock will be converted into the number of fully paid and non-assessable shares of our common stock at the Conversion Rate (subject to adjustment as described below) upon satisfaction of the following conditions, or the Mandatory Conversion:

•
we have obtained the requisite approval(s), if any, of our common stockholders in connection with the issuance of the Series A Preferred Stock or any of our common stock issuable upon conversion of such shares of Series A Preferred Stock;

•	the resale registration statement registering for resale the Series A Preferred Stock or the common stock into which it is convertible has been declared effective by the SEC; and

•
the number of shares of our common stock issuable upon conversion of the outstanding shares of Series A Preferred Stock equal a number that is less than ten percent (10%) of our then outstanding common stock;

provided, however, that no such Mandatory Conversion will occur if such conversion would result in our company being consolidated for accounting purposes as a subsidiary of JMP Group, Inc. Upon exercise of the Mandatory Conversion right and the surrender of shares of the Series A Preferred Stock by a holder thereof, we will issue and deliver or cause to be issued and delivered to such holder, or to such other person on such holder’s written order, certificates representing the number of validly issued, fully paid and non-assessable shares of our common stock to which a holder of shares of Series A Preferred Stock being converted, or a holder’s transferee, shall be entitled.

To exercise this Mandatory Conversion right, we must issue a press release prior to the opening of business on any trading day not more than five trading days following any date on which we became aware that the conditions set forth above for the Mandatory Conversion have been satisfied, announcing the satisfaction of the Mandatory Conversion conditions. The conversion date, or the Mandatory Conversion Date, will be on the date that is five trading days after the date on which we issue such press release. Each conversion shall be deemed to have been made at the close of business on the Mandatory Conversion Date so that the rights of the holder thereof as to the Series A Preferred Stock being converted shall cease except for the right to receive the number of fully paid and non-assessable shares of our common stock at the Conversion Rate (subject to adjustment as described below), and the person entitled to receive shares of our common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.

If we exercise the Mandatory Conversion right and the Mandatory Conversion Date is a date that is on, or after the close of business on, any Dividend Record Date and prior to the close of business on the corresponding Dividend Payment Date, all dividends, including accrued and unpaid dividends, whether or not in arrears, with respect to the Series A Preferred Stock called for conversion on such date, will be payable on such Dividend Payment Date to the record holder of such shares on such record date. However, if we exercise the Mandatory Conversion right and the Mandatory Conversion Date is a date that is prior to the close of business on any Dividend Record Date, the holder shall not be entitled to receive any portion of the dividend payable for such period on such converted shares on the corresponding Dividend Payment Date; provided, however, that all unpaid dividends that are in arrears as of the Mandatory Conversion Date will be payable to the holder of the Series A Preferred Stock.

Conversion Rate Adjustments

If we shall, at any time or from time to time after the original issue date of the Series A Preferred Stock while any shares of Series A Preferred Stock are outstanding, effect one or more stock dividends, stock split-ups (including reverse splits), subdivisions or consolidations of shares of our common stock, the Conversion Rate shall be appropriately adjusted to reflect such stock dividends, stock split-ups, subdivisions or consolidations of shares of common stock. For example, on May 27, 2008, we completed a one-for-two reverse stock on shares of our common stock. Upon completion of this reverse stock split, the Conversion Rate was automatically adjusted to one share of common stock per $8.00 liquidation preference from one share of common stock per $4.00 liquidation preference. In addition, if during the period in which shares of the Series A Preferred Stock remain outstanding we issue or sell any shares of common stock (excluding any equity awards granted under our 2005 Stock Plan) for a price per share that is less than the Conversion Price at the time of such issuance or sale, the Conversion Rate immediately will be adjusted by multiplying the Conversion Rate by the quotient of (x) the Conversion Price at the time of such issuance or sale divided by (y) the product of the Conversion Price at the time of such issuance or sale multiplied by (a) an amount equal to the sum of (i) the number of shares of common stock outstanding and deemed to be outstanding immediately prior to such sale plus the number of shares of common stock to be issued upon such issuance or sale multiplied by the Conversion Price at the time of such issuance or sale and (ii) the total consideration received and deemed to be received by us upon such issuance and sale and (b) dividing the result by an amount equal to (i) the sum of (A) the amount determined in (a) and (B) the product of the number of shares issued or sold multiplied by the Conversion Price at the time of such issuance or sale, minus (ii) the consideration received.

Voting Rights

Holders of the Series A Preferred Stock have the same voting rights as holders of our common stock and will vote together with holders of common stock as a single class, except as set forth below.

If and whenever distributions on any shares of Series A Preferred Stock or any series or class of parity stock are in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting the board of directors will be increased by two and the holders of such shares of Series A Preferred Stock voting together as a single class with all other shares of parity stock of any other class or series which is entitled to similar voting rights (excluding common stock, or the Voting Preferred Stock), will be entitled to vote for the election of the two additional directors of our company at any annual meeting of stockholders or at a special meeting of the holders of the Series A Preferred Stock and of the Voting Preferred Stock called for that purpose. We must call such special meeting upon the request of any holder of record of shares of Series A Preferred Stock. Whenever dividends in arrears on outstanding shares of the Series A Preferred Stock and the Voting Preferred Stock have been paid and dividends thereon for the current quarterly dividend period have been paid or declared and set apart for payment, then the right of the holders of the Series A Preferred Stock to elect such additional two directors will cease and the terms of office of such directors will terminate, with the number of directors constituting the board of directors being reduced accordingly.

The affirmative vote or consent of at least 66 2/3 percent of the votes entitled to be cast by the holders of the outstanding Series A Preferred Stock and the holders of all other classes or series of preferred stock of our company entitled to vote on such matters, voting as a single class, will be required to (i) authorize the creation of, the increase in the authorized amount of, or issuance of any shares of any class of senior stock or any security convertible into shares of any class of senior stock or (ii) amend, alter or repeal any provision of, or add any provision to, the charter, including the Articles Supplementary for the Series A Preferred Stock, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series A Preferred Stock. The amendment of the charter to authorize, create, or increase the authorized amount of junior stock or any class of parity stock, is not deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series A Preferred Stock.

With respect to the exercise of the above described voting rights, each share of Series A Preferred Stock is entitled to a number of votes equal to the Conversion Rate then in effect. The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as our common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in your best interest.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Internal Revenue Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of any taxable year. In addition, if certain “disqualified organizations” hold our stock, although the law on the matter is unclear, a tax might be imposed on us if a portion of our assets is treated as a taxable mortgage pool. In addition, a tax will be imposed on us if certain disqualified organizations hold our stock and we hold a residual interest in a real estate mortgage investment conduit, or REMIC.

To help us to qualify as a REIT, our charter, subject to certain exceptions, contains restrictions on the number of shares of our capital stock that a person may own and prohibits certain entities from owning our stock. Our charter was amended in June 2009 to reduce the aggregate stock ownership limit and common stock ownership limit from 9.9% to 5%.  As amended, our charter provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either (i) more than 5% in value of our outstanding shares of capital stock or (ii) more than 5% in value or in number of shares, whichever is more restrictive, of our outstanding common stock.  However, to the extent that any person’s “beneficial ownership” or “constructive ownership” of our stock immediately prior to the effectiveness of the June 2009 charter amendment exceeded the 5% ownership limit described in this sentence, the ownership limit is not effective for such person until that person’s ownership percentage falls below the 5% ownership limit; provided, however, that until such time as the person’s ownership percentage falls below the 5% ownership limit, any further acquisition of our capital stock by such person will be in violation of the ownership limits established by Article VII. Our board of directors is permitted under our charter to waive these ownership limits on a case by case basis so long as the waiver will not cause us to fail to comply with applicable REIT ownership requirements under the Internal Revenue Code. Our charter prohibits the following “disqualified organizations” from owning our stock: the United States; any state or political subdivision of the United States; any foreign government; any international organization; any agency or instrumentality of any of the foregoing; any other tax-exempt organization, other than a farmer’s cooperative described in Section 521 of the Internal Revenue Code, that is exempt from both income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and any rural electrical or telephone cooperative.

Our charter also prohibits any person from (a) beneficially or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code, and (b) transferring shares of our capital stock if such transfer would result in our capital stock being beneficially owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Our board of directors, in its sole discretion, may exempt a person from the above ownership limits and any of the restrictions described in the first sentence of the paragraph directly above. However, the board of directors may not grant an exemption to any person unless the board of directors obtains such representations, covenants and undertakings as the board of directors may deem appropriate in order to determine that granting the exemption would not result in our losing our status as a REIT. As a condition of granting the exemption, our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.  Our board of directors has granted exemptions from the ownership limits from time to time in the past, including the grant of a waiver to allow Joseph A. Jolson, an affiliate of HCS and JMP Group Inc., to own up to 25% of the aggregate value of our outstanding stock.

Any transfer that results in our shares of stock being owned by fewer than 100 persons will be void. However, if any transfer of our shares of stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess or in violation of the above transfer or ownership limitations, known as a prohibited owner, then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of stock that otherwise would cause any person to violate the above limitations will be void. Shares of stock held in the charitable trust will continue to constitute issued and outstanding shares of our stock. The prohibited owner will not benefit economically from ownership of any shares of stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of stock held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to the trustee will be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the trustee, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the trustee; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s beneficiary.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares of stock held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our charter.  Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary.  The prohibited owner will receive the lesser of:

•
the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner that are owed by the prohibited owner to the trustee.  Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary.  If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•
to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.

We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner that are owed by the prohibited owner to the trustee.  We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.  We will have the right to accept the offer until the trustee has sold the shares of stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.

All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

Every holder of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) in value of all classes or series of our capital stock, including shares of common stock, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such holder, the number of shares of each class and series of shares of our stock that the holder beneficially owns and a description of the manner in which the shares are held.  Each holder shall provide to us such additional information as we may request in order to determine the effect, if any, of the holder’s beneficial ownership on our status as a REIT and to ensure compliance with our ownership limitations.  In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Our ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or might otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is American Stock Transfer & Trust Company.

CERTAIN PROVISIONS OF MARYLAND LAW
AND OUR CHARTER AND BYLAWS

The following description of certain provisions of Maryland law and of our charter and bylaws is only a summary.  For a complete description, we refer you to the applicable Maryland law, our charter and our bylaws.  Our charter and bylaws are filed as exhibits to this registration statement.  See “Where You Can Find More Information.”

Number of Directors; Vacancies

Our charter and bylaws provide that the number of our directors shall be nine and may only be increased or decreased by a vote of a majority of the members of our board of directors.  Our board of directors has determined that the board should currently consist of six directors.  Our charter provides that any vacancy, including a vacancy created by an increase in the number of directors, may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum.

Removal of Directors

Our charter provides that a director may be removed with or without cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.  Absent removal of all of our directors, this provision, when coupled with the provision in our bylaws authorizing our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Amendment to the Charter

Generally, our charter may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.  However, provisions in our charter related to (1) removal of directors, (2) blank check stock and (3) the restrictions on transfer and ownership may only be amended by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Dissolution

Our dissolution must be approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder.  These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.  Maryland law defines an interested stockholder as:

•	any person or entity who beneficially owns 10% or more of the voting power of our stock; or

•
an affiliate or associate of ours who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.

A person is not an interested stockholder if our board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder.  However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then outstanding shares of voting stock; and

•
two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved by our board of directors before the time that the interested stockholder becomes an interested stockholder.

As permitted by the Maryland General Corporation Law, our board of directors has adopted a resolution that the business combination provisions of the Maryland General Corporation Law will not apply to us.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter.  Shares owned by the acquiror or by officers or directors who are our employees are excluded from the shares entitled to vote on the matter.  “Control shares” are voting shares that, if aggregated with all other shares currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.  A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.  The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting.  If no request for a meeting is made, we may present the question at any stockholders meeting.

If voting rights are not approved at the stockholders meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value.  Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares were considered and not approved.  If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.  The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our charter or bylaws.

Our bylaws contain a provision exempting any and all acquisitions of our shares of stock from the control shares provisions of Maryland law.  Nothing prevents our board of directors from amending or repealing this provision in the future.

Limitation of Liability and Indemnification

Our charter limits, to the maximum extent permitted by Maryland law, the liability of our directors and officers for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a final proceeding to, any of our present or former directors or officers or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee.  The indemnification covers any claim or liability arising from such status against the person.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity.

Maryland law permits us to indemnify our present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit of money, property or services; or

•	in the case of a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, Maryland law prohibits us from indemnifying our present and former directors and officers for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged to be liable for an improper personal benefit unless in either case a court orders indemnification and then only for expenses.  Maryland law requires us, as a condition to advancing expenses in certain circumstances, to obtain:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed by us if it is ultimately determined that the standard of conduct is not met.

In addition, indemnification could reduce the legal remedies available to us and our stockholders against our officers and directors.  The Securities and Exchange Commission takes the position that indemnification against liabilities arising under the Securities Act of 1933 is against public policy and unenforceable.  Indemnification of our directors and officers will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a adjudication on the merits in favor of the director or officer on each count involving alleged securities law violations;

•	all claims against the director or officer have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•
a court of competent jurisdiction approves a settlement of the claims against the director or officer and finds that indemnification with respect to the settlement and the related costs should be allowed after being advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

Meetings of Stockholders

Special meetings of stockholders may be called only by our directors, by the chairman of our board of directors, our co-chief executive officers, our president or our secretary upon the written request of the holders of common stock entitled to cast not less than a majority of all votes entitled to be cast at such meeting.  Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•
by a stockholder who was a stockholder of record both at the time of the giving of notice by the stockholder and at the time of the meeting, who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of individuals for election to our board of directors may be made only:

•	pursuant to our notice of the meeting;

•	by our board of directors; or

•
provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals.  The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings.  Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, they may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five of the following provisions:

•	a classified board of directors, meaning that the directors may be divided into up to three classes with only one class standing for election in any year,

•	a director may be removed only by a two-thirds vote of the stockholders,

•	a requirement that the number of directors be fixed only by vote of the directors,

•
a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the new director to serve the remainder of the full term of the class of directors in which the vacancy occurred, and

•	a requirement that stockholder-called special meetings of stockholders may only be called by stockholders holding a majority of the outstanding stock.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require a two-thirds vote for the removal of any director from our board, (b) vest in our board of directors the exclusive power to fix the number of directorships, (c) require vacancies on the board of directors to be filled only by the remaining directors and (d) require that stockholder-called special meetings of stockholders may only be called by stockholders holding a majority of our outstanding stock.  Further, although we do not currently have a classified board of directors, Subtitle 8 permits our board of directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement takeover defenses that we may not yet have, such as dividing the members of our board of directors into up to three classes with only one class standing for election in any year.

The business combination and control share acquisition provisions of Maryland law (if the applicable provisions in our bylaws are rescinded), the provisions of our charter on the removal of directors, the ownership limitations required to protect our REIT status, the board of directors’ ability to increase the aggregate number of shares of capital stock and issue shares of preferred stock with differing terms and conditions, and the advance notice provisions of our bylaws could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for you or might otherwise be in your best interest.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

This section summarizes the federal income tax issues that you, as a holder of our common stock, may consider relevant.  Hunton & Williams LLP has acted as our tax counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax consequences that are likely to be material to a holder of our shares of common stock.  Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular holders of our common stock in light of their personal investment or tax circumstances, or to certain types of holders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “Taxation of Non-U.S. Stockholders” below).

The statements in this section and the opinion of Hunton & Williams LLP are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of the purchase, ownership and sale of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended on December 31, 2004. We believe that we are organized and we operate in such a manner so as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to remain qualified as a REIT.  This section discusses the laws governing the federal income tax treatment of a REIT. These laws are highly technical and complex.

In connection with this prospectus, Hunton & Williams LLP is rendering an opinion that we qualified to be taxed as a REIT for our taxable years ended December 31, 2004 through December 31, 2008, and our organization and current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 2009 and subsequent taxable years.  Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, and is not binding upon the IRS or any court.  In addition, Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively.  Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws.  Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute.  Hunton & Williams LLP will not review our compliance with those tests on a continuing basis.  Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.  For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify”.

As a REIT, we generally will not be subject to federal income tax on the REIT taxable income that we distribute to our stockholders, but taxable income generated by Hypotheca, our TRS, will be subject to regular corporate income tax. The benefit of that tax treatment is that it avoids the double taxation, or taxation at both the corporate and stockholder levels, that generally applies to distributions by a corporation to its stockholders. However, we will be subject to federal tax in the following circumstances:

•
We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.

•	We will pay income tax at the highest corporate rate on:
  net income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, and other non-qualifying income from foreclosure property.
•	We will pay a 100% tax on our net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•
If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under  “— Requirements for Qualification — Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

  the greater of (i) the amount by which we fail the 75% gross income test or (ii) the amount by which 95% of our gross income exceeds the amount of our income qualifying under the 95% gross income test, multiplied by a fraction intended to reflect our profitability.
•
In the event of a more than de minimis failure of any of the asset tests, as described below under “Requirement for Qualification — Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of the assets that caused such failure with the IRS, and we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy any of the asset tests.

•
In the event of a failure to satisfy one or more requirements for REIT qualification, other than the gross income tests or the asset tests, as long as such failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during a calendar year at least the sum of:
  85% of our REIT ordinary income for the year,
  95% of our REIT capital gain net income for the year, and
  any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•
We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions between us and a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•
If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

  the amount of gain that we recognize at the time of the sale or disposition, and the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.
•
If we own a residual interest in a REMIC, we will be taxable at the highest corporate rate on the portion of any excess inclusion income that we derive from the REMIC residual interests equal to the percentage of our stock that is held by “disqualified organizations.” Similar rules may apply if we own an equity interest in a taxable mortgage pool. To the extent that we own a REMIC residual interest or an equity interest in a taxable mortgage pool through a taxable REIT subsidiary, we will not be subject to this tax. For a discussion of “excess inclusion income,” see “Requirements for Qualification — Organizational Requirements — Taxable Mortgage Pools.” A “disqualified organization” includes:

  the United States;
  any state or political subdivision of the United States;
  any foreign government;
  any international organization;
  any agency or instrumentality of any of the foregoing;
  any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and
  any rural electrical or telephone cooperative.
For this reason, our charter prohibits disqualified organizations from owning our stock.

Requirements for Qualification

Organizational Requirements

A REIT is a corporation, trust, or association that meets each of the following requirements:

(1) It is managed by one or more trustees or directors.

(2) Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

(3) It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

(4) It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

(5) At least 100 persons are beneficial owners of its shares or ownership certificates.

(6) Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

(7) It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

(8) It meets certain other qualification tests, described below, regarding the nature of its income and assets and the distribution of its income.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 applied to us beginning with our 2005 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we have issued sufficient stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of the common stock are described in “Description of Capital Stock — Restrictions on Ownership and Transfer.”

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation all of the capital stock of which is owned by the REIT and that has not elected to be a taxable REIT subsidiary. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. For purposes of the 10% value test (described in “— Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries. A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries,” or TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% (20% for taxable years prior to 2009) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We have elected to treat Hypotheca and its wholly owned subsidiary, The New York Mortgage Company, Inc., as TRSs. Our TRSs are subject to corporate income tax on their taxable income.  We believe that all transactions between us and our TRSs have been and will be conducted on an arm’s-length basis.

Taxable Mortgage Pools. An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under U.S. Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

We may make investments or enter into financing and securitization transactions that give rise to our being considered to be, or to own an interest in, one or more taxable mortgage pools. Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary, that is a taxable mortgage pool. The portion of the REIT’s assets, held directly or through a qualified REIT subsidiary, that qualifies as a taxable mortgage pool is treated as a qualified REIT subsidiary that is not subject to corporate income tax, and the taxable mortgage pool classification does not affect the tax status of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s stockholders. The Treasury Department has yet to issue regulations governing the tax treatment of the stockholders of a REIT that owns an interest in a taxable mortgage pool.

A portion of our income from a taxable mortgage pool arrangement, which might be non-cash accrued income, or “phantom” taxable income, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a REMIC residual interest or taxable mortgage pool interest over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price at the beginning of the quarter multiplied by (b) 120% of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). This non-cash or “phantom” income is subject to the distribution requirements that apply to us and could therefore adversely affect our liquidity. See “— Distribution Requirements.”

Our excess inclusion income would be allocated among our stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.  See “—Taxation of Non-U.S. Stockholders.” The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, foreign investors, and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors in connection with their decision to invest in our stock.

If we were to own less than 100% of the ownership interests in an entity that is classified as a taxable mortgage pool, the foregoing rules would not apply. Rather, the entity would be treated as a corporation for federal income tax purposes, and its income would be subject to corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations and could adversely affect our compliance with those requirements. We currently do not own, and currently do not intend to own some, but less than all, of the ownership interests in an entity that is or will become a taxable mortgage pool, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our status as a REIT.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by a mortgage on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income and profits;

•
income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

•
income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests.  Income and gain from “hedging transactions,” as defined in “— Hedging Transactions,” that we entered into on or before July 30, 2008 to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such are excluded from both the numerator and the denominator for purposes of the 95% gross income test (but are non qualifying income for purposes of the 75% gross income test). Income and gain from hedging transactions entered into after July 30, 2008 are excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests. In addition, certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests. See “—Foreign Currency Gain.”  We will monitor the amount of our nonqualifying income and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•
an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

We own primarily Agency MBS that are pass-through certificates.  Other than income from imbedded derivative instruments as described below, all of the income on our Agency MBS is qualifying income for purposes of the 95% gross income test.  The Agency MBS are treated either as interests in a grantor trust or as interests in a REMIC for federal income tax purposes.  In the case of Agency RMBS treated as interests in grantor trusts, we are treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust.  The interest on such mortgage loans is qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above.  In the case of Agency MBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% gross income test.  If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test.  In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holders of the related REMIC securities.  We believe that substantially all of our income from Agency MBS is qualifying income for the 75% and 95% gross income tests.

The interest, original issue discount, and market discount income that we receive from our mortgage loans and mortgage-backed securities generally will be qualifying income for purposes of both gross income tests. However, as discussed above, if the fair market value of the real estate securing any of our loans is less than the principal amount of the loan, a portion of the income from that loan will be qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

Dividends. Our share of any dividends received from any corporation (including Hypotheca and any other TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests.

Fee Income.  Fee income generally is qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees generally are not qualifying income for purposes of either gross income test. Any fees earned by a TRS are not included for purposes of the gross income tests.

Foreign Currency Gain.  Certain foreign currency gains recognized after July 30, 2008 are excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” is excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” is excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income test. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Rents from Real Property. We do not hold and do not intend to acquire any real property with the proceeds of this offering, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•
First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of receipts or sales.

•
Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to a modification of a lease with a controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

•
Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•
Fourth, we generally must not operate or manage our real property or furnish or render noncustomary services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we may provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and noncustomary services to tenants without tainting its rental income from the related properties.

Hedging Transactions. From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts.  Income and gain from “hedging transactions” entered into on or before July 30, 2008 is excluded from gross income for purposes of the 95% gross income test (but is treated as nonqualifying income for purposes of the 75% gross income test).  Income and gain from hedging transactions entered into after July 30, 2008 will be excluded from gross income for purposes of both the 75% and 95% gross income tests.  A “hedging transaction” includes any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate changes, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets.  A “hedging transaction” also includes any transaction entered into after July 30, 2008 primarily to manage risk of currency fluctuations with respect to any item of income or gain that is qualifying income for purposes of the 75% or 95% gross income test (or any property which generates such income or gain).  We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. To the extent that we hedge or for other purposes, or to the extent that a portion of our mortgage loans is not secured by “real estate assets” (as described below under “— Asset Tests”) or in other situations, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We have structured and intend to continue to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Prohibited Transactions. A REIT will incur a 100% tax on the net income  (including foreign currency gain recognized after July 30, 2008) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income  (including foreign currency gain recognized after July 30, 2008) from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•
that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•
on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•
which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests was due to reasonable cause and not due to willful neglect; and

•	following such failure for any taxable year, a schedule of the sources of our income is filed with the IRS.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test or (ii) the amount by which 95% of our gross income exceeds the amount of our income qualifying under the 95% gross income test, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs;

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investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term; and

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regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of such REMIC.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

Fourth, no more than 25% (20% for taxable years prior to 2009) of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

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a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership.

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Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Requirements for Qualification — Gross Income Tests.”

The asset tests described above are based on our gross assets.

We own primarily Agency MBS that are pass-through certificates.  We believe that the Agency MBS qualify as real estate assets or as government securities.

We have entered into sale and repurchase agreements under which we nominally sold certain of our Agency MBS to a counterparty and simultaneously entered into an agreement to repurchase the sold assets in exchange for a purchase price that reflects a financing charge. Based on positions the IRS has taken in analogous situations, we believe that we are treated for REIT asset and income test purposes as the owner of the Agency MBS that are the subject of such agreements notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the Agency MBS during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we will need to value our investment in our assets to ensure compliance with the asset tests. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a lower value is applicable. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•
the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that, at the end of any calendar quarter, we violate the second or third asset tests described above, we will not lose our REIT status if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure (ii) file a description of the assets that caused such failure with the IRS, and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

We currently believe that our assets satisfy the foregoing asset test requirements. However, no independent appraisals have been or will be obtained to support our conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that support our Agency RMBS. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro-rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to continue to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Possible examples of those timing differences include the following:

•	Because we may deduct capital losses only to the extent of our capital gains, we may have taxable income that exceeds our economic income.

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We will recognize taxable income in advance of the related cash flow if any of our mortgage loans or mortgage-backed securities are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.

•
We may recognize taxable market discount income when we receive the proceeds from the disposition of, or principal payments on, loans that have a stated redemption price at maturity that is greater than our tax basis in those loans, although such proceeds often will be used to make non-deductible principal payments on related borrowings.

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We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a significant modification to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan.

•	We may recognize phantom taxable income from any residual interests in REMICs or retained ownership interests in mortgage loans subject to collateralized mortgage obligation debt.

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Requirements for Qualification — Gross Income Tests” and “— Requirements for Qualification — Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and domestic non-corporate stockholders might be eligible for the reduced federal income tax rate of 15% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

The term “U.S. stockholder” means a holder of our common stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

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a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

As long as we qualify as a REIT, a taxable “U.S. stockholder” must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain.  A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.  In addition, dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.”  Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most U.S. noncorporate stockholders.  Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends generally will not be eligible for the new 15% rate on qualified dividend income.  As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income.  Currently, the highest marginal individual income tax rate on ordinary income is 35%.  However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (i) attributable to dividends received by us from non-REIT corporations, such as our TRSs, and (ii) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend.

If we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

A U.S. stockholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its common stock.  We generally will designate our capital gain dividends as either 15% or 25% rate distributions.  See “—Capital Gains and Losses.”  A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as a preference item.

We may elect to retain and pay income tax on the net long-term capital gain that we recognize in a taxable year.  In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain.  The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid.  The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock.  Instead, the distribution will reduce the adjusted basis of such common stock.  A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. stockholder.

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses.  Instead, these losses are generally carried over by us for potential offset against our future income.  Taxable distributions from us and gain from the disposition of the common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income.  In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations.  We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Our excess inclusion income generally will be allocated among our stockholders to the extent that it exceeds our REIT taxable income in a particular year.  A stockholder’s share of excess inclusion income would not be allowed to be offset by any net operating losses otherwise available to the stockholder.

Taxation of U.S. Stockholders on the Disposition of Common Stock

In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year and otherwise as short-term capital gain or loss.  However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain.  All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. stockholder purchases substantially identical common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss.  The highest marginal individual income tax rate currently is 35% (which rate applies through to December 31, 2010).  The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% through December 31, 2010.  The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.”  With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate.  Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant.  In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses.  A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000 ($1,500 for married individuals filing separate returns).  A non-corporate taxpayer may carry forward unused capital losses indefinitely.  A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates.  A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the IRS the amount of dividends we pay during each calendar year, and the amount of tax we withhold, if any.  Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS, Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability.  In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.  For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see “—Taxation of Non-U.S. Stockholders.”

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex.  This section is only a summary of such rules.  We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, foreign, state, and local income tax laws on ownership of our stock, including any reporting requirements.

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits.  A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax.  However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder.  We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any ordinary dividend paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us, or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

However, reduced treaty rates are not available to the extent that the income allocated to the foreign stockholder is excess inclusion income.  Our excess inclusion income generally will be allocated among our stockholders to the extent that it exceeds our REIT taxable income in a particular year.

A non-U.S. stockholder will not incur U.S. tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common stock.  Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock.  A non-U.S. stockholder will be subject to tax on a distribution that exceeds both out current and accumulated earnings and profits and the adjusted basis of the common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below.  Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend.  However, by filing a U.S. tax return, a non-U.S. stockholder may obtain a refund of amounts that we withhold of we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits.  Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-U.S. stockholder could incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws known as FIRPTA.  The term “U.S. real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property.  We do not expect to make significant distributions that are attributable to gain from our sale or exchange of U.S. real property interests.  Moreover, any distributions that are attributable to our sale of real property will not be subject to FIRPTA, but instead will be treated as ordinary dividends as long as (1) our shares of common stock are “regularly traded” on an established securities market in the United States and (2) the non-U.S. stockholder did not own more than 5% of the class of our stock on which the distribution is made during the one-year period ending on the date of the distribution.  If, however, we were to make a distribution that is attributable to gain from our sale or exchange of U.S. real property interests and a non-U.S. stockholder were subject to FIRPTA on that distribution, the non-U.S. stockholder would be taxed on the distribution as if such amount were effectively connected with a U.S. business of the non-U.S. Holder.  A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual.  A non-U.S. corporate stockholder not entitled to treaty relief or exemption also could be subject to the 30% branch profits tax on such a distribution.  We must withhold 35% of any distribution that we could designate as a capital gain dividend.  A non-U.S. stockholder would receive a credit against its U.S. federal income tax liability for any amount we withhold.

A non-U.S. stockholder should not incur a tax under FIRPTA on gains from the disposition of our common stock because we are not and do not expect to be a U.S. real property holding corporation, or a corporation the fair market value of whose U.S. real property interests equals or exceeds 50% of the fair market value of its stock.  In addition, even if we were to become a U.S. real property holding corporation, a non-U.S. stockholder would not incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding stock.  Moreover, even if we are treated as a U.S. real property holding corporation, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period would not incur tax under FIRPTA on gain from the disposition of our common stock if the class of stock held is “regularly traded” on an established securities market.  However, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•
the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or

•
the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a tax of 30% on his or her capital gains.

Taxable REIT Subsidiaries

As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A corporation will not qualify as a TRS if it directly or indirectly operates or manages any hotels or health care facilities or provides rights to any brand name under which any hotel or health care facility is operated.

We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis.

We have elected to treat Hypotheca and its wholly owned subsidiary, The New York Mortgage Company, Inc., as TRSs. Hypotheca is subject to corporate income tax on its taxable income. We believe that all transactions between us and Hypotheca and any other TRS that we form or acquire (including sales of loans from Hypotheca Capital to us or a qualified REIT subsidiary) have been and will be conducted on an arm’s-length basis.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2010, certain provisions that are currently in the Internal Revenue Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for long term capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% tax rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, you should consult your tax advisor regarding the effect of sunset provisions on an investment in our common stock.

State, Local and Foreign Taxes

We and/or our stockholders may be subject to taxation by various states, localities or foreign jurisdictions, including those in which we or a stockholder transacts business, owns property or resides. We may own properties located in numerous jurisdictions and may be required to file tax returns in some or all of those jurisdictions. The state, local and foreign tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign income and other tax laws upon an investment in the common stock.

PLAN OF DISTRIBUTION

We may use this prospectus and any accompanying prospectus supplement to sell our common stock from time to time as follows:

•	directly to purchasers;

•	through underwriters;

•	through dealers;

•	through agents;

•	through any combination of these methods; or

•	through any other method permitted by applicable law and described in a prospectus supplement.

Each prospectus supplement relating to an offering of common stock will set forth the specific plan of distribution and state the terms of the offering, including:

•	the method of distribution;

•	the names of any underwriters, dealers, or agents;

•	the public offering or purchase price of the stock and the net proceeds that we will receive from the sale;

•	any underwriting discounts, commissions or other items constituting underwriters’ compensation;

•	any discounts, commissions, or fees allowed, re-allowed or paid to dealers or agents;

•	any securities exchange on which the stock may be listed.

Any public offering price and any discounts, commissions, fees or concessions allowed or reallowed or paid to underwriters, dealers, or agents may be changed from time to time.

Distribution Through Underwriters

We may offer and sell our common stock from time to time to one or more underwriters who would purchase our commons stock as principal for resale to the public, either on a firm commitment or best efforts basis. If we sell our common stock to underwriters, we will execute an underwriting agreement with them at the time of the sale and will name them in the applicable supplement. In connection with these sales, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts and commissions. The underwriters also may receive commissions from purchasers of our common stock for whom they may act as agent. Unless we specify otherwise in the applicable supplement, the underwriters will not be obligated to purchase our common stock unless the conditions set forth in the underwriting agreement are satisfied, and if the underwriters purchase any of the offered shares, they generally will be required to purchase all of the offered shares. The underwriters may acquire our common stock for their own account and may resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or varying prices determined at the time of sale. The underwriters may sell the offered shares to or through dealers, and those dealers may receive discounts, concessions, or commissions from the underwriters as well as from the purchasers for whom they may act as agent.

Distribution Through Dealers

We may offer and sell shares of our common stock from time to time to one or more dealers who would purchase the shares as principal. The dealers then may resell the offered shares to the public at fixed or varying prices to be determined by those dealers at the time of resale. We will set forth the names of the dealers and the terms of the transaction in the applicable supplement.

Distribution Through Agents

We may offer and sell shares of our common stock on a continuous basis through agents that become parties to an underwriting or distribution agreement. We will name any agent involved in the offer and sale, and describe any commissions payable by us in the applicable supplement. Unless we specify otherwise in the applicable supplement, the agent will be acting on a best efforts basis during the appointment period.  The agent may make sales in privately negotiated transactions and by any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on the NYSE, or sales made to or through a market maker other than on an exchange.

Direct Sales

We may sell directly to, and solicit offers from, institutional investors or others who may be deemed to be underwriters, as defined in the Securities Act of 1933, for any resale of our common stock. We will describe the terms of any sales of this kind in the applicable supplement.

General Information

Underwriters, dealers, or agents participating in an offering of our common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

We may offer to sell our common stock either at a fixed price or at prices that may vary, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Our shares of common stock may be sold in connection with a remarketing after its purchase by one or more firms acting as principal for their own accounts or as our agent.  In addition, we may issue shares of our common stock as a dividend or distribution or in a subscription rights offering to our existing stockholders.

In connection with an underwritten offering of our common stock, the underwriters may engage in over-allotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters. The underwriters may enter bids for, and purchase, our commons stock in the open market in order to stabilize the price of our common stock. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover short positions. In addition, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. These activities may cause the price of our common stock to be higher than it would otherwise be. Those activities, if commenced, may be discontinued at any time.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the related prospectus supplement, and the related prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Under agreements entered into with us, underwriters and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution for payments the underwriters or agents may be required to make.

The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority, Inc. or independent broker-dealer will not be greater than 8% of the initial gross proceeds from any sale of our common stock.

Although we expect that delivery of our common stock generally will be made against payment on or about the third business day following the date of any contract for sale, we may specify a longer settlement cycle in the applicable supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if we have specified a longer settlement cycle in the applicable supplement for an offering of our common stock, purchasers who wish to trade such shares of our common stock on the date of the contract for sale, or on one or more of the next succeeding business days as we will specify in the applicable supplement, will be required, by virtue of the fact that those securities will settle in more than T+3, to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisors in connection with that election.

CERTAIN LEGAL MATTERS

The legality of any common stock offered by this prospectus will be passed upon for us by Hunton & Williams LLP. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in the prospectus supplement. In addition, we have based the description of federal income tax consequences in “Federal Income Tax Consequences of Our Status as a REIT” upon the opinion of Hunton & Williams LLP.

EXPERTS

The consolidated financial statements, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference.  Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at www.sec.gov. We have filed with the SEC a registration statement on Form S-3 relating to the common stock covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. Wherever a reference is made in this prospectus to a contract or other documents of ours, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

Our Internet address is http://www.nymtrust.com. We make available free of charge, on or through the “SEC Filings” section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Also posted on our website, and available in print upon request to our Investor Relations Department, are the charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and our Code of Business Conduct and Ethics, which governs our Directors, officers and employees. Information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. The information incorporated by reference is considered to be part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

 We incorporate by reference the documents listed below and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to completion of the offering of the securities described in this prospectus.

We incorporate by reference the documents listed below, all of which are filed under SEC File No. 1-32216:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009;

•	our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2009;

•	our Current Report on Form 8-K filed on February 4, 2009;

•	our Current Report on Form 8-K filed on February 12, 2009;

•	our Current Report on Form 8-K filed on March 26, 2009 (solely with respect to Item 8.01);

•	our Current Report on Form 8-K filed on March 31, 2009 (solely with respect to Item 5.02);

•	our Current Report on Form 8-K filed on April 14, 2009 (solely with respect to Item 8.01);

•	our Current Report on Form 8-K filed on June 15, 2009;

•	our Current Report on Form 8-K filed on July 14, 2009; and

•	our Current Report on Form 8-K filed on September 30, 2009;

•	our definitive proxy statement on Schedule 14A filed on April 28, 2009; and

•	the description of our capital stock in our Registration Statement on Form 8-A filed on June 3, 2008.

We will provide copies of all documents incorporated into this prospectus by reference, without charge, upon oral request to our Legal Department at the number listed below or in writing by first class mail to the address listed below.  Requests for such documents incorporated by reference should be directed to New York Mortgage Trust, Inc., c/o Secretary, 52 Vanderbilt Avenue, Suite 403, New York, New York 10017 or by calling the Secretary at (212) 792-0107.

1,500,000 Shares

Common Stock

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PROSPECTUS SUPPLEMENT
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Ladenburg Thalmann & Co. Inc.

June 28, 2011